Exhibit 13.3

                FINANCIAL STATEMENTS OF TRI-NATIONAL DEVELOPMENT

Tri-National operates on a fiscal year which ends on April 30. The following financial statements show the financial position of Tri-National as of April 30, 1999 and April 30, 2000 which is the last fiscal year for which the Company has audited financial statements. There have been substantial events which have transpired since these Financial Statements were prepared which significantly impact the Company's financial position and are discussed in detail in the section which follows these financial statements under SUPPLEMENTARY FINANCIAL INFORMATION ON TRI-NATIONAL DEVELOPMENT. Readers are cautioned that they should read the Supplementary Financial Information before making any investment decision based upon the audited information which follows.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                         TRI-NATIONAL DEVELOPMENT CORP.

                                                                     PAGE
                                                                     ----

Report of Ludlow & Harrison, Independent Auditors. . . . . . . . . . F TRI-2
Consolidated Balance Sheets as of April 30, 2000 and 1999. . . . . . F TRI-3
Consolidated Statements of Operations for year ended
 April 30, 2000. . . . . . . . . . . . . . . . . . . . . . . . . . . F TRI-4
Consolidated Statements of Cash Flows for year ended
 April 30, 2000. . . . . . . . . . . . . . . . . . . . . . . . . . . F TRI-5
Notes to Consolidated Financial Statements . . . . . . . . . . . . . F TRI-6

                                       F TRI-1

                            LUDLOW & HARRISON
                            a CPA Corporation

3545 Camino Del Rio South Suite D                          (619) 283-3333
San Diego, CA 92108                                   Fax: (619) 283-7977
--------------------------------------------------------------------------

                      Independent Auditor's Report
                      ----------------------------

We have audited the accompanying balance sheets of Tri-National Development Corp. as of April 30, 1999 and 2000, and the related statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tri-National Development Corporation as of April 30, 1999 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ Ludlow & Harrison
Ludlow & Harrison
A CPA Corporation

August 10, 2000

                                       F TRI-2


                       TRI-NATIONAL DEVELOPMENT CORP.
                        CONSOLIDATED  BALANCE SHEETS

                                                     April 30, 00        April 30, 99
ASSETS:                                              ------------        ------------
-------

Current  assets:
----------------
Cash in banks                                        $     81,294        $    461,023
Cash in banks - Restricted (Note 2)                     5,126,879                   -
Accounts receivable, net                                1,715,844             445,096
Assisted living-Youngtown (Note 3)                     16,999,119                   -
Citizens Business Bank Judgment Receivable (Note 4)     6,092,065           5,605,341
                                                     ------------        ------------
    Total current assets                               30,015,201           6,511,460
                                                     ------------        ------------
Investments:
------------
NetRom, Inc. convertible preferred stock (Note 5)       1,292,794                   -
NetRom, Inc. common stock (Note 6)                              -           3,000,000
Taig convertible preferred stock (Note 7)               3,000,000           3,000,000
MRI medical diagnostics, Inc. (Note 8)                     18,185              24,638
Hills of bajamar (Note 9)                               4,219,577           4,191,109
Plaza resort timeshares (Note 10)                      14,645,085          13,354,544
Bajamar las perlas condominiums (Note 11)                       -           6,000,000
Assisted living-Other Locations in process (Note 12)    2,450,516             104,500
Plaza rosarito (Note 13)                               11,883,398           1,076,738
Portal del mar condominiums (Note 14)                   1,484,232             100,000
Hall of fame fitness center (Note 15)                      50,708              50,558
Bajamar Airport                                            22,766                   -
Alpine Gardens East (16)                                4,295,270           4,272,800
International health network (Note 17)                     17,334              18,500
                                                     ------------        ------------
    Total investments                                  43,379,866          35,193,387
                                                     ------------        ------------
Other assets:
-------------
Capitalized equipment lease                               408,264             478,840
Property, furniture, and equipment, net                     3,169             158,795
Other Assets                                               11,888                   -
                                                     ------------        ------------
    Total other assets                                    423,320             637,635
                                                     ------------        ------------
    Total Assets                                     $ 73,818,387        $ 42,342,482
                                                     ============        ============

See Accompanying notes

                                       F TRI-3


                         TRI-NATIONAL DEVELOPMENT CORP.
                           CONSOLIDATED BALANCE SHEETS


                                                     April 30, 00        April 30, 99
                                                     ------------        ------------
Liabilities and stockholders' equity:
-------------------------------------
Current liabilities:
--------------------
Accounts payable and accrued liabilities             $  2,300,319        $    600,813
Citizens Business Bank Judgment expenses (Note 4)       3,171,838           1,961,870
Loans payable-short term-1 year or less (Note 18)      33,686,763           1,519,572
                                                     ------------        ------------
    Total current liabilities                          39,158,920           4,082,255

Deferred revenue - (Note 4)                             4,502,035           3,643,471
Notes payable-net of current portion (Note 19)         20,796,075          20,828,199
                                                     ------------        ------------
    Total Liabilities                                  64,457,030          28,553,925
                                                     ------------        ------------

Stockholders' equity:
---------------------
Common stock                                           13,814,089          10,747,059
Paid in Capital                                         1,431,142                   -
Convertible preferred stock                                     -           9,458,000
Accumulated deficit                                    (5,883,874)         (6,416,502)
                                                     ------------        ------------
     Total stockholders' equity                         9,361,357          13,788,557
                                                     ------------        ------------

Total Liabilities and Stockholders' Equity           $ 73,818,387        $ 42,342,482
                                                     ============        ============

See accompanying notes.
                                       F TRI-4


                         TRI-NATIONAL DEVELOPMENT CORP.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        AND CHANGES IN RETAINED EARNINGS


                                                               Year Ended
                                                     --------------------------------
                                                     April 30, 00        April 30, 99
                                                     ------------        ------------
Revenues:
---------

   Revenues                                          $    194,579        $    611,861
                                                     ------------        ------------

Operating Expenses:
-------------------

   Corporate note expense (Excluding interest)          2,271,959           1,863,942
   Consulting fees                                        317,875             926,640
   Sales and marketing                                    478,011             448,944
   Legal, accounting and insurance                        248,696             336,801
   Interest expense                                     1,298,806             780,009
   General and administrative                           1,571,391           1,532,684
                                                     ------------        ------------
     Total operating expenses                           6,186,738           5,889,020

                                                     ------------        ------------
Loss from Operations                                   (5,992,159)         (5,277,159)

Other Expenses and Losses
-------------------------
   Write-down of investments                             (112,252)           (191,909)
   Gain on sale of assets                                       -           2,562,397
   Loss on sale of securities                          (1,251,978)                  -
                                                     ------------        ------------

Loss before taxes                                      (7,356,388)         (2,906,671)

less:income tax (Note 20)                                       -                   -

Extraordinary items - net of tax (Note 21)              7,889,017                   -

                                                     ------------        ------------
Net income (loss)                                         532,629          (2,906,671)

Retained earnings, beginning                           (6,416,502)         (3,509,831)

                                                     ------------        ------------
Retained earnings, ending                            $ (5,883,874)       $ (6,416,502)
                                                     ============        ============

Earnings per share-fully diluted                     $      0.015        $     (0.113)

Earnings per share-fully diluted
 (Extraordinary item)                                $       0.23        $          -

See accompanying notes.

                                       F TRI-5


                         TRI-NATIONAL DEVELOPMENT CORP.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                               Year Ended
                                                     --------------------------------
                                                     April 30, 00        April 30, 99
                                                     ------------        ------------
Cash from Operating activities
------------------------------
   Net cash loss from operations                     $ (3,449,062)       $ (2,963,224)
   Accounts receivable-Trade                              111,875            (136,943)
   Accounts Payable-Trade                                 (22,597)            246,350
                                                     ------------        ------------
          Net Cash from Operating activities           (3,359,784)         (2,853,817)
                                                     ------------        ------------

Cash used in Investments
------------------------
   Furniture and Equipment                                 25,687             385,787
   Alpine Gardens East                                     (5,669)           (270,500)
   MRI Medical Diagnostics                                  6,453              (4,588)
   Assisted Living-Youngtown                           (4,862,054)           (434,300)
   Assisted Living-Other Projects                      (1,933,095)            (72,000)
   NetRom Convertible Preferred Stock                     455,228                   -
   Hills of Bajamar                                       (51,234)           (459,765)
   Plaza Rosarito                                      (8,546,694)         (1,076,738)
   Portal Del Mar                                      (1,384,232)           (100,000)
   Hall of Fame Fitness Center Building                      (150)            (50,558)
   International Health Network                             1,166             (18,500)
   Capitalized equipment lease                            (70,810)            (17,889)
   Bajamar Las Perlas Condominiums                              -             (75,489)
   Plaza Resort Timeshares                             (1,290,541)                  -
   Other Assets                                           (11,888)                  -
                                                     ------------        ------------
          Net Cash used in Investments                (17,667,833)         (2,194,540)
                                                     ------------        ------------

Cash provided by Financing
--------------------------
   Notes and Loans Payable                             25,682,124           6,458,541
   Common Stock Private Placements & Warrants              92,643          (1,168,642)
                                                     ------------        ------------
          Net Cash provided by financing activities    25,774,767           5,289,899
                                                     ------------        ------------

          Net change in cash and equivalents            4,747,150             241,542
          Cash and equivalents, beginning of period       461,023             219,481
                                                     ------------        ------------
          Cash and equivalents, end of period        $  5,208,173        $    461,023
                                                     ============        ============

See accompanying notes.

                                       F TRI-6

                         TRI-NATIONAL DEVELOPMENT CORP.

                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 1.        DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT
               ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS ACTIVITY

Tri-National Development Corp. ("TND" or the "Company") is a multi-faceted international real estate development, sales and management company,publicly traded under the symbol "TNAV" on the NASDAQ OTC BB and under the symbol "TND" on the Hamburg Stock Exchange and the Frankfurt Stock Exchange. The Company's development efforts are focused in four major areas: residential development, resort properties, commercial development and senior andassisted living facilities.

The Company was incorporated on July 31, 1979 as Rocket Energy Resources Ltd. under the laws of the Province of British Columbia, Canada by registration of its Memorandum and Articles. The Company changed its name to MRI Medical Technologies, Inc. in April of 1989. On December 7, 1992, the Company changed its name to Tri-National Development Corp. and recapitalized on the basis of five (5) common shares of MRI MedicalTechnologies, Inc. for one (1) common share of Tri-National Development Corp. In January of 1997, the Shareholders approved a special resolution to change the corporate domicile from Vancouver, B.C. to the state of Wyoming. On February 24, 1997, the Company's Articles of Continuation were accepted by the state of Wyoming and it is now incorporated in good standing under the laws of the State of Wyoming. The Company maintains its executive offices in San Diego, California at 480 Camino Del Rio S. in Suite 140 and its telephone number is 619-718-6370.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Greater San Diego Imaging Center, a 100% owned subsidiary, Tri-National Holdings, SA de CV, a 100% owned subsidiary, Planificacion Desarrollos de Jayay, SA de CV, a 100% owned subsidiary, Inmobilaria Plaza Baja California, S.A. and Alpine Gardens East, Inc., a 51% owned subsidiary. All material intercompany accounts and transactions have been eliminated in the consolidation.

EARNINGS PER SHARE

Primary earnings per share have been computed based on the weighted average number of shares and equivalent shares outstanding during each period. The dilutive effect of stock options and warrants has been considered in the computation of equivalent shares and is included from the respective dates of issuance.

The fully diluted computation is based on the number of shares for the twelve months ended April 30, 2000 and 1999. The computation contemplates the dilutive effects of common stock equivalent shares as well as conversion of the convertible preferred stock.

                                       F TRI-7

                         TRI-NATIONAL DEVELOPMENT CORP.

                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 1, CONTINUED

Since the date of issuance of the warrants and options, both primary and fully diluted earnings per share computations limit the assumption of the repurchase of treasury shares to a maximum of 20% of the outstanding shares of the Company.

In prior quarters, the Company had inadvertently included common stock issued as collateral for loans in the total issued and outstanding. In the current quarter and year end, the Company has made the proper calculations and deducted a total of 8,292,000 common shares issued as collateral from the total issued and outstanding.

FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost and depreciated over the estimated useful lives of the assets (three to five years) using the straight line method.

NOTE 2.        CASH IN BANKS - RESTRICTED

The cash in the bank consists of $5,126,879.16 reserved for the construction of 126 units at the Company's Youngtown Gardens Senior Housing Project in Youngtown, Arizona.

NOTE 3.        ASSISTED LIVING - YOUNGTOWN

In January of 1998, TND, through its majority owned subsidiary, Alpine Gardens East, finalized negotiations and executed agreements to purchase its first assisted living facility to be built and delivered, for a combination of $110,000 in cash, 864,500 shares of the Company Class B Series B Convertible Preferred Stock, which was converted to 864,500 common shares and a new mortgage. Tri-National, through Alpine Gardens East, intends to own and operate this 126-bed assisted living facility in Youngtown, Arizona. This facility is planned to include 40 two-bedroom units, 50 one-bedroom units and 36 units reserved for Alzheimer and Dementia residents. In June of 1998, the Company closed on this property. In July of 1999, a formal ground breaking took place with the Mayor of Youngtown and the Company for the recently finished construction on two models. The Company has received $10,500,000 in construction financing from Del Mar Mortgage for the buildout of the rest of the project, which is roughly 95% finished with a target completion date of August 2000. In February of 2000, the Company named Morgan Stanley Dean Witter the preferred lender for the individual mortgages on the units.

                                       F TRI-8

                         TRI-NATIONAL DEVELOPMENT CORP.

                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 4.        CITIZENS BUSINESS BANK JUDGMENT RECEIVABLE

In March 1992, the Company advanced $383,064 to MRI Medical Diagnostics, Inc. for a joint venture interest in its subsidiary, MRI Grand Terrace, Inc., a California corporation, to enable it to acquire a retirement hotel located in Grand Terrace, California. In addition to the joint venture interest, the loan was evidenced by a 15% note receivable from MRI Medical Diagnostics, Inc. and a second trust deed and an assignment of rents from MRI Grand Terrace, Inc.. On March 22, 1993, MRI Grand Terrace, Inc. filed a complaint against Chino Valley Bank, now known as Citizens Business Bank (AMEX:CVB), as a result of the purchase of the residential retirement hotel in Grand Terrace from the Chino Valley Bank. MRI Grand Terrace, Inc. claimed that the sellers of the property (Chino Valley Bank) had failed to disclose that the property's parking lot encroached on the property of the adjacent parcel of land. Contrary to the bank's representations, the Conditional Use Permit (CUP) under which the hotel was operating was in violation, which restricted the ability of TND and MRI Grand Terrace, Inc. to operate, refinance or sell the facility. MRI Grand Terrace, Inc. stopped making mortgage payments to the mortgage holder (the same Chino Valley Bank), which then filed a Notice of Default as an initial step to foreclosure on the property. MRI Grand Terrace, Inc. then sought Bankruptcy protection in July of 1993, and was ultimately dismissed from Bankruptcy in May of 1995. The Chino Valley Bank subsequently sold the property in foreclosure to itself. TND filed it's own action against the Chino Valley Bank in early 1995, claiming that it was defrauded and misrepresented when it advanced the $383,064 for the closing in 1992. The Company purchased the stock of MRI Grand Terrace, Inc., as described in Note 4 to these financial statements, in an effort to control both lawsuits. As a result of the uncertainty of the final results of the lawsuits, the Company previously wrote off the investment. In May of 1998, TND and MRI Grand errace, Inc. received judgments in their favor for fraud, intentional misrepresentation and deceit/negligent misrepresentation in the Superior Court of San Bernardino, California. TND and MRI Grand Terrace, Inc. received judgments totaling almost $5 million dollars, including punitive and compensatory damages, plus pre-trial interest. Beginning May 7th, 1998 the $5 million judgment began accruing, post judgment interest of 10% or $1,400 per day until the full award is paid. A 35% portion of the award is due to the Company's attorney. The attorneys, however, filed for recovery of those fees as an additional award that was heard and approved September 25, 1998. On December 3, 1998, the court awarded the Company an additional $185,000 in legal fees.

The bank has filed its appeal on June 16, 1999. This gave Tri-National the right to cross appeal on the basis of the additional damages we believed we could show. However, we decided not to exercise this right and possibly open the door for the Appellate Court to return us to court to evaluate those damages. Instead, we filed our answer to their appeal September 16, 1999 and will now let the Appellate Court proceed. Oral argument has now been set for September 6, 2000.

The deferred income from this judgment receivable is $2,920,227.05.

                                       F TRI-9

                         TRI-NATIONAL DEVELOPMENT CORP.

                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 5.        NETROM, INC. CONVERTIBLE PREFERRED STOCK

In January of 1998, the Company, on behalf of its wholly-owned Mexican subsidiary, Planificacion y Desarrollo Regional Jatay, S.A. de C.V., sold 50 acres of its Hills of Bajamar property to NetRom, Inc., a California publicly traded corporation for $60,000 per acre, for a total purchase price of $3,000,000, plus construction and management contracts on said 50 acres.

NetRom, Inc. delivered to Tri-National Development Corp. at closing, 1,000,000 shares of its Preferred Convertible stock at a value of $3.00 per share for a total value of $3,000,000. The preferred stock accumulated interest at a rate of 15% per annum and was to be convertible into common stock at $3.00 per share or market price for the 10 day average prior to the date of conversion, whichever is less, but in no event less than $1.50 per share. The conversion date was at the option of Tri-National Development Corp., however, no sooner than 12 months from the date of closing and in no case later than 15 days after the common stock of NetRom, Inc. trades at or above $4.00 per share for a period of thirty consecutive days.

Additionally, NetRom, Inc. provided TND warrants to purchase 1,000,000 common shares at a price of $1.25 per share, presumed that NetRom, Inc. would achieve its stated projection of $.31 per share in earnings for the year ending December 31, 1998. In the event that NetRom, Inc. fell below the $.31 per share earnings projection, but no lower than $.21 in earnings for that period, then the warrant price would fall to $1.00 per share. Further, if the earnings fell to between $.11 and $.21, then the option price would be reduced to $.75 per share and in the event the earnings fell below $.11 per share, the option price would be reduced to $.50 per share. The price and terms for the property were based on arms length negotiations between the parties and was approved by the Board of Directors of TND and the shareholders of NetRom, Inc. at their Annual Meeting of Shareholders, held on January 19, 1998.

In April of 1999, the Company converted the 1,000,000 shares of Netrom, Inc. preferred shares to 2,320,345 shares of restricted common shares and released for sale shares within the volume limitations pursuant to Rule 144. As of April 30, 2000, the Company had sold 1,320,345 shares at an average price of approximately $.40.

                                       F TRI-10

                         TRI-NATIONAL DEVELOPMENT CORP.

                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 6.        NETROM, INC. COMMON STOCK

In June of 1998, NetRom, Inc. exercised an option to acquire an additional 200 acres of the Company's Hills of Bajamar property for $4.2 million. The $4.2 million was paid with 4.2 million restricted shares of NetRom, Inc. common stock. By exercising its option to acquire the 200 acres, NetRom, Inc. would increase its total holdings to 250 acres. The combined parcel would be utilized via a joint venture arrangement with Tri-National to develop an extreme sports destination resort on a 500-acre total parcel. This investment of 4.2 million common shares of NetRom, Inc. represented approximately 30% of the total shares outstanding of NetRom, Inc.

In April of 1999, this transaction was mutually annulled. Neither company was best served by maintaining the inventory of either the stock or the land. Consequently, the sale was annulled resulting in the cancellation of the 4,200,000 restricted common shares of Netrom, Inc. and return of the 200 acres of the Company's Hills of Bajamar.

NOTE 7.        TAIG VENTURES, INC. PREFERRED CONVERTIBLE STOCK

In June of 1998, the Company, on behalf of its wholly-owned Mexican subsidiary, Planificacion y Desarrollo Regional Jatay, S.A. de C.V., a Mexican corporation, sold 50 acres of its Hills of Bajamar property to Taig Ventures, Inc., a Utah telecommunications corporation for $60,000 per acre, for a total purchase price of $3,000,000, plus construction and management contracts on said 50 acres.

Taig Ventures, Inc. delivered to Tri-National Development Corp. at closing, 3,000,000 shares of its Convertible Preferred Non-Voting Class B shares at a value of $1.00 per share for a total value of $3,000,000. The preferred stock accumulates interest at a rate of 15% per annum and will be convertible into common stock at $1.00 per share or market price for the 10 day average prior to the date of conversion, whichever is less, but in no event less than $.75 per share. The conversion date is at the option of Tri-National Development Corp., however, no sooner than 12 months from the date of closing and in no case later than 15 days after the common stock of Taig Ventures, Inc. trades at or above $2.00 per share for a period of thirty consecutive days.

Additionally, Taig Ventures, Inc. provided TND warrants to purchase 1,000,000 common shares at a price of $3.00 per share, presuming that Taig's common shares are trading at $4.00 or higher; $2.00 per shares if Taig's common shares are trading between $3.00 and $4.00 per share; $1.25 per share if Taig's common shares are trading between $2.00 and $3.00; and in no event less than $.75. The price and terms for the property are based on arms length negotiations between the parties and was approved by the Board of Directors of TND and the shareholders of Taig Ventures, Inc. at their Annual Meeting of Shareholders, held on April 30, 1999.

                                       F TRI-10

                         TRI-NATIONAL DEVELOPMENT CORP.

                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 8.        INVESTMENT IN MRI MEDICAL DIAGNOSTICS, INC., A COLORADO
               CORPORATION

In 1992 the Company sold its wholly owned subsidiary, MRI Medical Diagnostics Inc., a California corporation to Petro-Global, Inc., a Colorado publicly traded corporation. In return, the Company received 6,000,000 restricted common shares of the purchaser, Petro-Global, Inc., plus certain mineral properties and leases. In 1992, the mineral properties were written down to a nil value in the records and the name was changed from Petro-Global, Inc. to MRI Medical Diagnostics, Inc.(MRI-Med). MRI-Med filed for Chapter 11 bankruptcy protection in July 1993 in conjunction with the Chino Valley Bank action (see Note 2). After dividends in kind totaling 2,000,000 shares in 1992 and 1993 to TND shareholders, and due to uncertainty in the underlying value of the remaining 4,000,000 MRI-Med shares held by the Company, the carrying cost of these shares was written-off in 1994. Tri-National Development Corp. filed a reorganization plan on behalf of MRI-Med in August 1995 and, in settlement of the litigation described in Note (2), the Company received 5,900,000 shares of MRI-Med at a deemed value of $0.50 per share, ordered by the U.S. Federal Bankruptcy Court, plus 1,400,000 shares for reimbursement of current expenses. In July of 1997, MRI-Med recapitalized on a 1 for 5 basis. The investment is recorded in the books at a cost of $496,994. The Company declared and paid a stock dividend of 750,000 shares of MRI-Med to TND shareholders of record August 31, 1997 and declared a second stock dividend of an additional 750,000 to TND shareholders of record January 27, 1998. After the stock dividends paid to TND shareholders in 1992, 1993, 1997 and 1998, and shares sold to finance the reorganization, the Company retains approximately 415,000 post-split shares of MRI-Med. MRI-Med is currently traded on the Over the Counter Bulletin Board under the symbol "MMDI" and trades in the $.15 to $.40 range.

NOTE 9.        REAL ESTATE DEVELOPMENT PROPERTY: HILLS OF BAJAMAR

The Hills of Bajamar property is a 2,500-acre parcel located in the Municipality of Ensenada, on the Pacific Ocean side of Baja California, Mexico, roughly 50 miles south of San Diego, California. The purchase contract completed in 1992 through the Company's wholly-owned Mexican subsidiary, Planificacion Desarollos de Jatay, S.A. de C.V. ("Planificacion"), provides for an overall purchase price of $6,000,000 for the 2,500 acres ($2,400 per acre or $.60 per sq. meter). The property is being purchased on a gradual basis in 247-acre increments at $600,000 apiece. In September 1998, the Company, in accordance with its contract, had taken title to an additional 247 acres. In September 2000, in accordance with its contract, the Company is scheduled to make additional $600,000 payment. The Company recently received a financing commitment for $2,000,000 to make this scheduled payment and complete the engineering for Vinas de Bajamar (See below). This will give the Company title to a total of approximately 750 acres and places the balance of roughly 1,750 acres in trust with Banco Ixe. Title to additional acres will be released to the Company as annual payments are made to the seller. In the event the Company is unable to make its scheduled annual payments, the trust is subject to cancellation and the property will be subject to refinancing under which the Company may be required to pay a significantly higher price per acre. Balance owing on the remaining 2,000 acres is $4,800,000 at $600,000 annually with no interest until 2003.

                                       F TRI-11

                         TRI-NATIONAL DEVELOPMENT CORP.

                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 10.       PLAZAS RESORT TIMESHARES AND COMMERCIAL PROPERTY

In December of 1996, the Company entered into an acquisition agreement with Valcas Internacional, S.A., to acquire 100% of the stock of Inmobilaria Plaza Baja California, S.A., a Mexican corporation, including its existing assets, which include 16+ developed acres of ocean front land within the Bajamar resort with plans for 328 vacation ownership (timeshare) units, plus a 26,000 square-foot adjacent commercial building under construction for $13,079,055, payable with notes for $9,079,055 and 1,000,000 Class B Series B Convertible Preferred shares with a value of $4.00 per share. See details for Notes Payable. During the Company's second quarter, the Company paid $200,000 additional as it modified the original contract.

NOTE 11.       LA PERLA CONDOMINIUMS

In January of 1999, the Company entered into an acquisition agreement with Valcas Internacional, S.A. to acquire 2+ developed acres of ocean front land within the Bajamar resort, with plans for a 32-unit condominium complex for $6,000,000. The Company paid $1,000,000 in accordance with the new contract for the 32-unit La Perla condominiums to be built and signed notes for an additional $5,000,000, pursuant to a construction contract executed simultaneously. It was subsequently determined that these units could not be developed as timeshares and consequently not economically feasible. The $1,000,000 the Company invested in La Perla was credited to the original Plaza Resort timeshare and efforts for La Perla concluded, with the notes payable cancelled.

NOTE 12.       ASSISTED LIVING - OTHER LOCATIONS IN PROCESS

In October of 1998, the Company entered into a purchase agreement to acquire
3.66 acres of undeveloped property overlooking the Pacific Ocean in Carlsbad, California for $2,900,000, with a $125,000 down payment. The Company, through its majority owned subsidiary, Alpine Gardens East, plans to develop and operate this 180-bed assisted living facility, with an Alzheimer's care component. As of April 30, 2000, the Company had paid a total of $125,000 in connection with this acquisition.

In November of 1999, the Company closed and completed escrow to acquire a fully-zoned 22-acre parcel of real property with plans, located in Temecula, California for $4,300,000 for a combination of cash and notes. The Company plans to develop a fully-inclusive senior community that will offer medical facilities, Alzheimer's and dementia care, independent and assisted living and senior single family housing. The Company has named the project, Temecula Gardens, Inc. and plans to start construction in late 2000.

In April of 1999, the Company acquired 2.39 acres of undeveloped land in San Marcos, California for $800,000 (See "BUSINESS"). The Company plans to develop a 60-unit Alzheimer's care facility.

                                       F TRI-12

                         TRI-NATIONAL DEVELOPMENT CORP.

                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 13.       PLAZA ROSARITO

On November 20, 1998, Tri-National Holdings, S.A. de C.V., a wholly owned Mexican subsidiary, purchased the Plaza San Fernando from Banco Bital with a $1 million cash down payment. In July of 1999, Capital Trust, Inc. of New York, the Company Investment Banker, provided the remaining $8 million necessary to close and complete the escrow and will maintain a participation in the project. Pursuant to current agreements, the loan is due and payable November 21, 2000. The Company currently has a financing commitment for this property in excess of $14 million to payoff Capital Trust, Inc. prior to November 21, 2000 and provide adequate construction financing to complete the project. Plaza San Fernando's appraised value is in excess of $33 million. Fonatur, the tourism arm of the Mexican government, has approved a $38 million loan for the construction of a hotel and convention center on a portion of the property. The Company intends to joint venture this component with a major U.S. hotel operator.

The Company has renamed this property, Plaza Rosarito. It is located in the heart of Rosarito Beach in Baja California, Mexico, minutes from the 20th Century fox film studio where "Titanic" was filmed and down the street from the famous Rosarito Beach Hotel. Plaza Rosarito includes 15 acres of undeveloped oceanfront land zoned for the 450-room hotel and convention center, 18 acres of developed land, including 187,500 square feet of existing steel, concrete and marble commercial space, 42 developed residential lots and a 80% complete 36-unit condominium complex. The Company plans to sell the 30 condominiums at $100,000 each with a 20% down payment and the balance at 11% over 10 years. The Company's initial plans are to sell the 42 residential lots at approximately $30,000 each with a 20% down payment and the balance at 11% over 10 years. The Company has initial plans and will start to execute multi-year, triple- net leases from established preliminary commitments for approximately 100,000 square feet of the existing commercial property at up to $2.00 per square foot per month from U.S. and Mexican retail operations, consistent with comparable lease rates in the area, which upon full lease up should generate in excess of $4 million annually and become one of the most significant shopping centers in Baja California. The Company has already pre-leased roughly 60% of the 187,500 square foot shopping center. Additionally, the Company received approval to sell the commercial space as condominiums at up to $200 per square foot, with a 30% down payment and the balance at 14% over 5 years. This allows the Company an additional exit vehicle if desired and an alternative to leasing. The down payments would be deposited into an escrow account, until the Company completes approximately $1,500,000 in improvements, of which approximately $800,000 has already been completed. Upon full sell out, the projected gross revenues generated from the property could be in excess of $35 million, with down payments over $11 million and annual mortgage payments of roughly $5 million.

The deferred income from the sale of commercial at the shopping center is $1,581,808.

                                       F TRI-13

                         TRI-NATIONAL DEVELOPMENT CORP.

                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 14.       PORTAL DEL MAR CONDOMINIUMS

In February of 1999, the Company , through a wholly owned Mexican subsidiary, signed purchase agreements and provided the $500,000 down payment to acquire Portal Del Mar for $1,250,000. Portal Del Mar is a 123-unit, 2 and 3-bedroom condominium development on 6 acres overlooking the Pacific Ocean in Baja California, Mexico, just south of Rosarito Beach. The 126 ocean view condominiums are in various stages of completion, with approximately 46 completed. The Company recently received a financing commitment for $7.5 million to complete the remaining 80 units, add a clubhouse, 3 tennis courts, 2 pools and a spa with beach access and palapas. Each condo completed is intended to include an oversize terrace with ocean views. Comparable condominiums located across the road are selling in the $250,000 range. The Company arranged financing for the remaining $750,000 of acquisition cost and closed escrow on this property in June of 1999 and intends to initially operate this property as a hotel and eventually begin timeshare sales in late 2001. The Company expects to start timeshare sales at $5,000 per week with a $1,500 down payment and the balance at 12% over 7 years. Upon full sell out of the 6,222 weeks at an average price of $5,000, the projected gross revenues would exceed $31 million with down payments of $9 million and annual mortgage payments of approximately $2.5 million.

NOTE 15.       HALL OF FAME FITNESS CENTER

In February of 1999, Tri-National Tijuana, S.A. de C.V., a newly formed, wholly-owned Mexican subsidiary, signed purchase agreements and provided the $25,000 down payment to acquire the former Banco Atlantico building for $950,000. Banco Atlantico is a 20,000 square foot, 2-story commercial building in the heart of the banking district in Tijuana, Mexico. The Company has signed a letter of intent to lease this building to Hall of Fame Fitness, Inc. Nevada corporation, for the buildout of a fitness center. Additionally, Tri-National would have management and participation agreements.

NOTE 16.       ALPINE GARDENS EAST

Alpine Gardens East is a Nevada corporation formed to own and operate senior and assisted living facilities in the southwest United States. As of April 30, 2000, the Company has paid $280,500 in cash and the issuance of 864,500 shares of Class B Series B preferred stock, which was converted during year end April 30, 1999 to 864,500 common shares.

NOTE 17.       INTERNATIONAL HEALTH NETWORKS, INC.

International Health Networks ("IHN"), a Nevada corporation, is headed up by three prominent physicians, all of whom are also shareholders of the Company, including Dr. Jerry Parker, who is a director and officer of the Company. IHN is a multitude of U.S. medical services designed for Mexico that the Company has envisioned for the past several years as the magnet for attracting the retiree market to Baja California, Mexico.

                                       F TRI-14

                         TRI-NATIONAL DEVELOPMENT CORP.

                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 17, CONTINUED

The primary focus for IHN is a planned medical campus, to be built on Hills of Bajamar property. The medical campus was originally outlined by IHN in 1997 in an agreement that called for 150 acres at the south end of the property at a price of $25,000 per acre with an option for an additional 100 acres at $60,000 per acre for 3 years. The Company retained the construction rights to build all required facilities on the combined 250 acres and maintain a property management contract. The campus is to include an acute care hospital associated with an recognized U.S. medical provider, a medical school complete with dormitories, class rooms and auditorium, medical exhibition center, R & D facilities for pharmaceutical industry and facilities for long-term care combined with anti-aging and wellness programs. This campus is important not only to the region, but to the Company's desire to create a retirement mecca on its properties. The original contract is being revised at this date.

In May of 1999, the Company received the approvals from the Mexican government for the development of a medical school and a four-year university. The Company had originally planned to build this facility on it's Hills of Bajamar property, however it has redesigned it's concept plans to build the school on the north end of Bajamar, upon closing of escrow if that can occur in the near future.

NOTE 18.       LOANS PAYABLE SHORT-TERM

To implement its business strategy, the Company initially funded acquisitions, development and general working capital by issuing a Private Placement of nine-month Corporate Notes at 10% interest per annum. The investors principal and interest are guaranteed by the Company and further bonded by New England International Surety Co., for up to $15 million. The Company collateralized the $15 million in bonding from New England International Surety Co. with a portion of its Hills of Bajamar property and paid over $1,000,000 in bonding fees. As of April 30, 2000 the Company had placed $11,664,984 in Corporate Notes, of which all are due. The Company intends to repay the principal and interest with cash flow generated from operations, property specific mortgages and the sale of its Series B Convertible Debentures. New England International Surety Co. has not performed and the matter has been turned over to legal counsel to pursue the recovery of the bonding fees through litigation.

                                       F TRI-15

                         TRI-NATIONAL DEVELOPMENT CORP.

                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 18, CONTINUED

The Company made the private offering of its nine-month corporate notes ("Notes") in reliance on exemptions from the registration requirements of the Securities Act of 1933 and applicable state securities laws. Recently, the Company became the subject of a cease and desist order issued by the Wisconsin Securities Division, based on sales of its Notes to Wisconsin residents. The nine- month promissory note program was brought to the Company by the investment banking firm, Johnson, Richards & Company, Inc., and the Company relied on representations made by that firm that a federal exemption was available under the right terms and conditions. With the proceeds being used for specific projects etc., the Notes were considered commercial paper and exempt from securities registration. Although the Company believes it properly met the criteria for exemption, because it used the proceeds to acquire real estate and is arguing that the sales met the requirements of the Wisconsin private offering exemption, it has paid off all of the Notes due in Wisconsin. The Company has also agreed to a voluntary cease and desist order in California with respect to sales of those same Notes in that state. The California Department of Corporations required the Company to offer rescission to California investors in that offering and all California investors accepted the rescission. This requires the Company to repay all California investors their principal only, which the Company has already started paying. The California order does not prohibit future exempt or qualified sales of the Company's securities in California.

Additionally, the Louisiana Commissioner of Securities is currently examining the sales of the Notes to Louisiana residents. In the event that it is found that the sales did not meet the requirements of applicable exemptions from registration in Louisiana, it is the position of the State of Louisiana that the Company must refund all investments in the Notes to Louisiana purchasers. The Company issued approximately $1,500,000 in Notes to Louisiana investors. The Company has already started to pay off Notes due in Louisiana and intends to meet the balance of the refund obligation with a combination of revenues generated by Plaza Rosarito, equity and/or debt financing and the leveraging of portions of its real estate portfolio. There can be no absolute assurance, however, that the violations will in fact be cured in this manner and therefore it is possible that further remedial action may be required.

Because the Company has relied on federal and state exemptions for placement of its Notes, it is possible that other states may find that the Company did not comply with the various blue sky exemptions. The consequences of any such violations may vary from state to state, but could include the requirement that the Company rescind some or all of the sales in such states at the request of the affected subscribers and prepare formal registration statements and/or other documentation at the request of the securities regulators. Additionally, the Company and/or its officers may be subject to civil and/or criminal fines or penalties including, but not limited to, a sanction with regard to the Company's ability to make any public offering in the future. It is believed that the Company can continue its operations through its development of cash and revenues from its ongoing operations despite the rescission offer in California and potential refund to Louisiana investors.

                                       F TRI-16

                         TRI-NATIONAL DEVELOPMENT CORP.

                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 18, CONTINUED

Short-term notes payable at April 30, 2000, consisted of the following:

     Corporate Notes payable
        9-month notes, interest at 10%,
        currently due                             $11,456,686

     Note payable to Capital Trust
        Guaranteed by 3 officers and
        Directors and a first trust deed on
        Plaza Rosarito, interest at 12%
        due November 21, 2000                       8,000,000

     Notes payable, short term
        interest at 10%, due January 31, 2001       1,420,458

     Note payable to Palomar Investments
        interest at 10%, due October 1, 2000           19,898

     Note payable to Norman Lizt
       complete purchase of San Marcos land           429,721

     Note payable to Del Mar Mortgage
       Construction loan for Youngtown Gardens
       interest at 14.5%, due February, 2001       10,600,000

     Note payable to Del Mar Mortgage
        Complete purchase of Temecula land
        Interest at 14.5%, due June 2001            1,760,000
                                                  -----------

     TOTAL                                        $33,686,763
                                                  ===========

                                       F TRI-17

                         TRI-NATIONAL DEVELOPMENT CORP.

                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 19.       LONG-TERM NOTES PAYABLE

Long-term notes payable at April 30, 2000, consisted of the following:

     Note payable to Palomar Investments
        Payment 12% due April 30, 2001            $   300,693

     Note payable for capital lease to
        Commercial Money Center, Inc.                 436,998
     (See "LEGAL PROCEEDINGS")

     Note payable and cash payable to
        DUBSCA upon closing of vacation
        ownership (timeshare) project               9,079,055

     Note Payable to Sovereign Capital
        Convertible Debenture, 8% interest            297,331

     Note payable to North County Bank
        Guaranteed by a stockholder and equipment,
        due in monthly installments of $860, with
        interest at 10.5%, through October, 2001       13,526

     Note Payable to Del Mar Mortgage
        Construction loan for Youngtown Gardens
                                                    9,874,953

     Note Payable to Solymar, Inc.
        Due                                           793,520
                                                  -----------

     TOTAL                                        $20,796,075
                                                  ===========

NOTE 20.       INCOME TAX

While the corporation has a net income of $532,629 for the year end April 30, 2000, it has a net operating loss carry forward from prior years that completely absorbs this amount, leaving no federal income taxes to be paid. A minimum tax of $800 is paid to the State of California, but this is included in operating expenses.

                                       F TRI-18

                         TRI-NATIONAL DEVELOPMENT CORP.

                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 21.       EXTRAORDINARY GAIN-DEBENTURES

The Company over the last several years achieved a number of acquisitions with the use of Convertible Preferred Stock and cash. The contractual agreements underlying the Convertible Preferred Stock called for the Company to achieve a trading value of $3.00 per share within a 24 month period or by January 31, 2000, whichever came first. The agreements further allowed for the sellers to petition the Company to convert these Convertible Preferred Shares to interest bearing Convertible Debenture instruments in the event the Company was not able to meet the $3.00 qualification. The majority of the sellers in fact did request and were satisfied with the receipt of the appropriate instruments in February and March of 2000. Subsequently, over the next few months, the note holders elected to convert these Convertible Debentures into common stock as per their right under the terms and contained therein. The net effect of this for the year ending April 30, 2000 is an extraordinary gain in the amount of $7,889,017.

NOTE 22.       PROPERTY, FURNITURE AND EQUIPMENT

Furniture and equipment consists of the following:

                                 April 30, 2000     April 30, 1999
                                 --------------     --------------

Furniture and equipment            $  496,673        $  657,072
Less accumulated depreciation         (85,240)          (19,437)
                                   ----------        ----------
                                   $  411,433        $  637,635
                                   ==========        ==========

NOTE 23.       LEASES

The Company leases one office facility in San Diego, California and one in Ensenada, Baja California under operating leases which expire in 2000 and the year 2001, respectively. The leases generally require the Company to pay all maintenance, insurance and property taxes and are subject to certain minimum escalation provisions. The Company also leases autos, equipment and computers.

Future minimum operating lease payments as of April 30, 2000 are as follows:

                              2000                     $210,700
                              2001                      252,840
                                                       --------
                                                       $463,540
                                                       ========

                                       F TRI-19

                         TRI-NATIONAL DEVELOPMENT CORP.

                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 24.       GREATER SAN DIEGO IMAGING CENTER

This facility has provided magnetic resonance imaging (MRI) services in the San Diego area since 1990. On June 4, 1996 the Company entered into an Asset Purchase Agreement with Greater San Diego Imaging Center (GSDIC) with an effective date of November 1, 1996. The Company agreed to purchase the fixed assets, certain trade accounts receivable, certain assignable contracts, leases and agreements, prepaid expenses and the goodwill of the business. The purchase price was $599,999 for the fixed assets and $1.00 for other assets and is payable as follows:

(a) by payment of $325,000, of which $25,000 U.S. was paid upon execution of the agreement (partially paid from deposit on letter agreement); and (b) by the issuance of 857,142 common shares of TND based upon a value of $0.35 U.S. per share for total share consideration having a value of $300,000 U.S.; and (c) on December 30, 1996, the Company entered into an agreement with First Colonial Ventures, Ltd., Nevada publicly traded company, to sell it 1/3 of GSDIC for $350,000 cash, payable over twelve months. As of April 30, 1998, First Colonial had paid a total of $112,367, with unpaid principal, interest and penalties of $357,748. The Company declared First Colonial in default and retained the 1/3 interest as liquidated damages.

This facility, with tenant improvements, was originally financed for $2.5 million. The equipment had an appraisal of $1.2 million and tenant improvements valued at $241,000. A $75,000 "open unit" upgrade was completed for claustrophobic and large patients.

Effective August 31, 1999, the space lease expired and the landlord insisted on a new 5-year lease at an increase that would have brought the monthly rental to almost $9,000 per month. Additionally, parent company and personal guarantees for the full amount of $540,000 were required. It was determined that the business could not support the expenses required to justify a large financial commitment. Consequently, the center was closed effective August 31, 1999.

                                       F TRI-20